UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

724 Solutions Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81788Q  10  0

(CUSIP Number)

Kevin Kunz, Chief Financial Officer
Austin Ventures VI, L.P.
300 West Sixth Street, Suite 2300
Austin, Texas 78701
(512) 485-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

John J. Gilluly III, PC
DLA Piper Rudnick Gray Cary US LLP
1221 South MoPac Expressway, Suite 400
Austin, TX 78746-6875
(512) 457-7090

February 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Austin Ventures VI, L.P. (“AV VI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
674,225 (1) common shares, except that AV Partners VI, L.P. (“AVP VI”), the general partner of AV VI, may be deemed to have sole power to vote these shares, and Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Jeffery C. Garvey (“Garvey”), Edward E. Olkkola (“Olkkola”), John D. Thornton (“Thornton”) and Blaine F. Wesner (“Wesner”), the general partners of AVP VI, may be deemed to have shared power to vote these shares

	8.	Shared Voting Power See response to Row 7.

9.

Sole Dispositive Power
674,225 (1) common shares, except that AVP VI, the general partner of AV VI, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 674,225 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)           AV VI is the holder of Secured Convertible Promissory Notes issued by 724 Solutions, Inc. (the “Issuer”), with an aggregate principal amount of $622,983.99 and with an interest rate of 2.5% per quarter, compounded quarterly, and maturity date of May 14, 2007 (the “AV VI Convertible Notes”). The AV VI Convertible Notes may be converted, at any time at the option of AV VI, into the Issuer’s common shares, no par value (“Common Shares”), at a conversion price of $3.07 per share, which conversion price is subject to adjustment as set forth in the AV VI Convertible Notes. Accrued interest on the AV VI Convertible Notes may be payable, at the option of the Issuer, in cash or in Common Shares as provided in the AV VI Convertible Notes.

The number of listed Common Shares consists of (a) 465,942 Common Shares AV VI acquired in connection with the purchase by the Issuer of Tantau Software Inc. in January 2001, (b) 202,926 Common Shares issuable upon conversion of the aggregate principal amount of the AV VI Convertible Notes, (c) 2,612 Common Shares the Issuer issued to AV VI on January 1, 2005 as payment of interest under the AV VI Convertible Notes and (d) 2,745 Common Shares the Issuer issued to AV VI on January 3, 2006 as payment of interest under the AV VI Convertible Notes.

A total of 23,069 Common Shares are issuable upon conversion of the accrued and unpaid interest outstanding on the AV VI Convertible Notes as of the date hereof.  The Issuer has the option to pay the accrued and unpaid interest in cash or Common Shares.

(2)           Percentage calculation is based upon 6,245,115 Common Shares outstanding, which includes 6,039,444 Common Shares outstanding as of November 10, 2005, as reported in the Issuer’s most recent quarterly report, and all of the Common Shares identified in clauses (a) through (d) in Footnote 1 immediately above (with the Common Shares identified in clauses (a) and (c) comprising part of the 6,039,444 shares outstanding as of November 10, 2005 and the Common Shares identified in clauses (b) and (d) being included in addition to such shares).

CUSIP No. 81788Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Austin Ventures VI Affiliates Fund, L.P. (“AV VI A”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
18,960 (1) common shares, except that AVP VI, the general partner of AV VI A, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to Row 7.

9.

Sole Dispositive Power
18,960 (1) common shares, except that AVP VI, the general partner of AV VI A, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,960 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)           AV VI A is the holder of Secured Convertible Promissory Notes issued by the Issuer, with an aggregate principal amount of $17,520.01 and with an interest rate of 2.5% per quarter, compounded quarterly, and maturity date of May 14, 2007 (the “AV VI A Convertible Notes”). The AV VI A Convertible Notes may be converted, at any time at the option of AV VI A, into Common Shares, at a conversion price of $3.07 per share, which conversion price is subject to adjustment as set forth in the AV VI A Convertible Notes. Accrued interest on the AV VI A Convertible Notes may be payable, at the option of the Issuer, in cash or in Common Shares as provided in the AV VI A Convertible Notes.

The number of listed Common Shares consists of (a) 13,104 Common Shares AV VI A acquired in connection with the purchase by the Issuer of Tantau Software Inc. in January 2001, (b) 5,706 Common Shares issuable upon conversion of the aggregate principal amount of the AV VI A Convertible Notes, (c) 73 Common Shares the Issuer issued to AV VI A on January 1, 2005 as payment of interest under the AV VI A Convertible Notes and (d) 77 Common Shares the Issuer issued to AV VI A on January 3, 2006 as payment of interest under the AV VI A Convertible Notes.

A total of 638 Common Shares are issuable upon conversion of the accrued and unpaid interest outstanding on the AV VI A Convertible Notes as of the date hereof.  The Issuer has the option to pay the accrued and unpaid interest in cash or Common Shares.

(2)           Percentage calculation is based upon 6,045,227 Common Shares outstanding, which includes 6,039,444 Common Shares outstanding as of November 10, 2005, as reported in the Issuer’s most recent quarterly report, and all of the Common Shares identified in clauses (a) through (d) in Footnote 1 immediately above (with the Common Shares identified in clauses (a) and (c) comprising part of the 6,039,444 shares outstanding as of November 10, 2005 and the Common Shares identified in clauses (b) and (d) being included in addition to such shares).

CUSIP No. 81788Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AV Partners VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
693,185 (1) common shares, of which 674,225 are directly owned by AV VI and 18,960 are directly owned by AV VI A. AVP VI, the general partner of AV VI and AV VI A, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to Row 7.

9.

Sole Dispositive Power
693,185 (1) common shares, of which 674,225 are directly owned by AV VI and 18,960 are directly owned by AV VI A. AVP VI, the general partner of AV VI and AV VI A, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 693,185 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)           AVP VI is the general partner of AV VI and AV VI A, which are the holders of Secured Convertible Promissory Notes issued by the Issuer, with aggregate principal amounts of $622,983.99 and $17,520.01, respectively, each with an interest rate of 2.5% per quarter, compounded quarterly, and maturity date of May 14, 2007 (together, the “AV VI and AV VI A Convertible Notes”). The AV VI and AV VI A Convertible Notes may be converted, at any time at the option of AV VI and AV VI A, as the case may be, into Common Shares, at a conversion price of $3.07 per share, which conversion price is subject to adjustment as set forth in the AV VI and AV VI A Convertible Notes. Accrued interest on the AV VI and AV VI A Convertible Notes may be payable, at the option of the Issuer, in cash or in Common Shares as provided in the AV VI and AV VI A Convertible Notes.

The number of listed Common Shares consists of (a) a total of 479,046 Common Shares AV VI and AV VI A acquired in connection with the purchase by the Issuer of Tantau Software Inc. in January 2001, (b) 208,632 Common Shares issuable upon conversion of the aggregate principal amount of the AV VI and AV VI A Convertible Notes, (c) a total of 2,685 Common Shares the Issuer issued to AV VI and AV VI A on January 1, 2005 as payment of interest under the AV VI and AV VI A Convertible Notes and (d) a total of 2,822 Common Shares the Issuer issued to AV VI and AV VI A on January 3, 2006 as payment of interest under the AV VI and AV VI A Convertible Notes.

A total of 23,707 Common Shares are issuable upon conversion of the accrued and unpaid interest outstanding on the AV VI and AV VI A Convertible Notes as of the date hereof.  The Issuer has the option to pay the accrued and unpaid interest in cash or Common Shares.

(2)           Percentage calculation is based upon 6,250,898 Common Shares outstanding, which includes 6,039,444 Common Shares outstanding as of November 10, 2005, as reported in the Issuer’s most recent quarterly report, and all of the Common Shares identified in clauses (a) through (d) in Footnote 1 immediately above (with the Common Shares identified in clauses (a) and (c) comprising part of the 6,039,444 shares outstanding as of November 10, 2005 and the Common Shares identified in clauses (b) and (d) being included in addition to such shares).

CUSIP No. 81788Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Austin Ventures VIII, L.P. (“AV VIII”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
2,460,530 (1) common shares, except that AV Partners VIII, L.P. (“AVP VIII”), the general partner of AV VIII, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Olkkola, Christopher A. Pacitti (“Pacitti”) Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to Row 7.

9.

Sole Dispositive Power
2,460,530 (1) common shares, except that AVP VIII, the general partner of AV VIII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Olkkola, Pacitti, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,460,530 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)           AV VIII is the holder of Secured Convertible Promissory Notes issued by the Issuer, with an aggregate principal amount of $7,359,496 and with an interest rate of 2.5% per quarter, compounded quarterly, and maturity date of May 14, 2007 (the “AV VIII Convertible Notes”). The AV VIII Convertible Notes may be converted, at any time at the option of AV VIII, into Common Shares, at a conversion price of $3.07 per share, which conversion price is subject to adjustment as set forth in the AV VIII Convertible Notes. Accrued interest on the AV VIII Convertible Notes may be payable, at the option of the Issuer, in cash or in Common Shares as provided in the AV VIII Convertible Notes.

The number of listed Common Shares consists of (a) 2,397,229 Common Shares issuable upon conversion of the aggregate principal amount of the AV VIII Convertible Notes, (b) 30,864 Common Shares the Issuer issued to AV VIII on January 1, 2005 as payment of interest under the AV VIII Convertible Notes and (c) 32,437 Common Shares the Issuer issued to AV VIII on January 3, 2006 as payment of interest under the AV VIII Convertible Notes.

A total of 272,527 Common Shares are issuable upon conversion of the accrued and unpaid interest outstanding on the AV VIII Convertible Notes as of the date hereof.  The Issuer has the option to pay the accrued and unpaid interest in cash or Common Shares.

(2)           Percentage calculation is based upon 8,469,110 Common Shares outstanding, which includes 6,039,444 Common Shares outstanding as of November 10, 2005, as reported in the Issuer’s most recent quarterly report, and all of the Common Shares identified in clauses (a) through (c) in Footnote 1 immediately above (with the Common Shares identified in clause (b) comprising part of the 6,039,444 shares outstanding as of November 10, 2005 and the Common Shares identified in clauses (a) and (c) being included in addition to such shares).

CUSIP No. 81788Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AV Partners VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
2,460,530 (1) common shares, of which 2,460,530 are directly owned by AV VIII. AVP VIII, the general partner of AV VIII may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Olkkola, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to Row 7.

9.

Sole Dispositive Power
2,460,530 (1) common shares, of which 2,460,530 are directly owned by AV VIII. AVP VIII, the general partner of AV VIII may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Olkkola, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,460,530 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)           AVP VIII is the general partner of AV VIII, which is the holder of Secured Convertible Promissory Notes issued by the Issuer, with an aggregate principal amount of $7,359,496 and with an interest rate of 2.5% per quarter, compounded quarterly, and maturity date of May 14, 2007 (the “AV VIII Convertible Notes”). The AV VIII Convertible Notes may be converted, at any time at the option of AV VIII, into Common Shares, at a conversion price of $3.07 per share, which conversion price is subject to adjustment as set forth in the AV VIII Convertible Notes. Accrued interest on the AV VIII Convertible Notes may be payable, at the option of the Issuer, in cash or in Common Shares as provided in the AV VIII Convertible Notes.

The number of listed Common Shares consists of (a) 2,397,229 Common Shares issuable upon conversion of the aggregate principal amount of the AV VIII Convertible Notes, (b) 30,864 Common Shares the Issuer issued to AV VIII on January 1, 2005 as payment of interest under the AV VIII Convertible Notes and (c) 32,437 Common Shares the Issuer issued to AV VIII on January 3, 2006 as payment of interest under the AV VIII Convertible Notes.

A total of 272,527 Common Shares are issuable upon conversion of the accrued and unpaid interest outstanding on the AV VIII Convertible Notes as of the date hereof.  The Issuer has the option to pay the accrued and unpaid interest in cash or Common Shares.

(2)           Percentage calculation is based upon 8,469,110 Common Shares outstanding, which includes 6,039,444 Common Shares outstanding as of November 10, 2005, as reported in the Issuer’s most recent quarterly report, and all of the Common Shares identified in clauses (a) through (c) in Footnote 1 immediately above (with the Common Shares identified in clause (b) comprising part of the 6,039,444 shares outstanding as of November 10, 2005 and the Common Shares identified in clauses (a) and (c) being included in addition to such shares).

CUSIP No. 81788Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph C. Aragona

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000 common shares.

8.

Shared Voting Power
3,153,715 common shares, of which 674,225 are directly owned by AV VI, 18,960 are directly owned by AV VI A and 2,460,530 are directly owned by AV VIII. Aragona is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 5,000 common shares.

10.

Shared Dispositive Power
3,153,715 common shares, of which 674,225 are directly owned by AV VI, 18,960 are directly owned by AV VI A and 2,460,530 are directly owned by AV VIII. Aragona is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,158,715

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.4% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)           Percentage calculation is based upon 8,685,564 Common Shares outstanding, which includes (a) 6,039,444 Common Shares outstanding, as reported in the Issuer’s most recent quarterly report as of November 10, 2005, (b) 2,605,861 Common Shares to be issued upon conversion of the aggregate principal amount of the Secured Convertible Promissory Notes described in this Statement (collectively, the “Notes”), (c) an aggregate of 35,259 Common Shares issued on January 3, 2006 by the Issuer to the AV VI, AV VI A and AV VIII in payment of a portion of the accrued interest under the Notes and (d) 5,000 Common Shares issuable upon the exercise of stock options held by Mr. Aragona to purchase Common Shares exercisable in the next 60 days.

CUSIP No. 81788Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth P. DeAngelis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
116 common shares, of which 11 are directly owned by DeAngelis and 105 are directly owned by DeAngelis, Ltd., a Texas limited partnership, and DeAngelis, the sole general partner of DeAngelis, Ltd., may be deemed to have sole power to vote these shares.

8.

Shared Voting Power
3,153,715 common shares, of which 674,225 are directly owned by AV VI, 18,960 are directly owned by AV VI A and 2,460,530 are directly owned by AV VIII. DeAngelis is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

9.

Sole Dispositive Power
116 common shares, of which 11 are directly owned by DeAngelis and 105 are directly owned by DeAngelis, Ltd., a Texas limited partnership, and DeAngelis, the sole general partner of DeAngelis, Ltd., may be deemed to have sole power to dispose of these shares.

10.

Shared Dispositive Power
3,153,715 common shares, of which 674,225 are directly owned by AV VI, 18,960 are directly owned by AV VI A and 2,460,530 are directly owned by AV VIII. DeAngelis is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,831

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.3% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)           Percentage calculation is based upon 8,680,564 Common Shares outstanding, which includes (a) 6,039,444 Common Shares outstanding, as reported in the Issuer’s most recent quarterly report as of November 10, 2005, (b) 2,605,861 Common Sharesto be issued upon conversion of the aggregate principal amount of the Notes, and (c) an aggregate of 35,259 Common Shares issued on January 3, 2006 by the Issuer to the AV VI, AV VI A and AV VIII in payment of a portion of the accrued interest under the Notes.

CUSIP No. 81788Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery C. Garvey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 common shares.

8.

Shared Voting Power
693,185 common shares, of which 674,225 are directly owned by AV VI and 18,960 are directly owned by AV VI A. Garvey is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0 common shares.

10.

Shared Dispositive Power
693,185 common shares, of which 674,225 are directly owned by AV VI and 18,960 are directly owned by AV VI A. Garvey is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 693,185

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)           Percentage calculation is based upon 6,250,898 Common Shares outstanding, which includes (a) 6,039,444 Common Shares outstanding, as reported in the Issuer’s most recent quarterly report as of November 10, 2005, (b) 208,632 Common Shares to be issued upon conversion of the principal amount of the AV VI and AV VI A Notes, and (c) an aggregate of 2,822 Common Shares issued on January 3, 2006 by the Issuer to AV VI and AV VI A in payment of a portion of the accrued interest under the Notes.

CUSIP No. 81788Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward E. Olkkola

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46 common shares.

8.

Shared Voting Power
3,153,715 common shares, of which 674,225 are directly owned by AV VI, 18,960 are directly owned by AV VI A and 2,460,530 are directly owned by AV VIII. Olkkola is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 46 common shares.

10.

Shared Dispositive Power
3,153,715 common shares, of which 674,225 are directly owned by AV VI, 18,960 are directly owned by AV VI A and 2,460,530 are directly owned by AV VIII. Olkkola is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,761

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.3% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)           Percentage calculation is based upon 8,680,564 Common Shares outstanding, which includes (a) 6,039,444 Common Shares outstanding, as reported in the Issuer’s most recent quarterly report as of November 10, 2005, (b) 2,605,861 Common Shares to be issued upon conversion of the aggregate principal amount of the Notes, and (c) an aggregate of 35,259 Common Shares issued on January 3, 2006 by the Issuer to AV VI, AV VI A and AV VIII in payment of a portion of the accrued interest under the Notes.

CUSIP No. 81788Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John D. Thornton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 common shares.

8.

Shared Voting Power
3,153,715 common shares, of which 674,225 are directly owned by AV VI, 18,960 are directly owned by AV VI A and 2,460,530 are directly owned by AV VIII. Thornton is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0 common shares.

10.

Shared Dispositive Power
3,153,715 common shares, of which 674,225 are directly owned by AV VI, 18,960 are directly owned by AV VI A and 2,460,530 are directly owned by AV VIII. Thornton is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,715

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.3% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)           Percentage calculation is based upon 8,680,564 Common Shares outstanding, which includes (a) 6,039,444 Common Shares outstanding, as reported in the Issuer’s most recent quarterly report as of November 10, 2005, (b) 2,605,861 Common Shares to be issued upon conversion of the aggregate principal amount of the Notes, and (c) an aggregate of 35,259 Common Shares issued on January 3, 2006 by the Issuer to AV VI, AV VI A and AV VIII in payment of a portion of the accrued interest under the Notes.

CUSIP No. 81788Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blaine F. Wesner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 common shares.

8.

Shared Voting Power
3,153,715 common shares, of which 674,225 are directly owned by AV VI, 18,960 are directly owned by AV VI A and 2,460,530 are directly owned by AV VIII. Wesner is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0 common shares.

10.

Shared Dispositive Power
3,153,715 common shares, of which 674,225 are directly owned by AV VI, 18,960 are directly owned by AV VI A and 2,460,530 are directly owned by AV VIII. Wesner is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,715

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.3% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)           Percentage calculation is based upon 8,680,564 Common Shares outstanding, which includes (a) 6,039,444 Common Shares outstanding, as reported in the Issuer’s most recent quarterly report as of November 10, 2005, (b) 2,605,861 Common Shares to be issued upon conversion of the aggregate principal amount of the Notes, and (c) an aggregate of 35,259 Common Shares issued on January 3, 2006 by the Issuer to AV VI, AV VI A and AV VIII in payment of a portion of the accrued interest under the Notes.

CUSIP No. 81788Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher A. Pacitti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 common shares.

8.

Shared Voting Power
2,460,530 common shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0 common shares.

10.

Shared Dispositive Power
2,460,530 common shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,460,530

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)           Percentage calculation is based upon 8,469,110 Common Shares outstanding, which includes (a) 6,039,444 Common Shares outstanding, as reported in the Issuer’s most recent quarterly report as of November 10, 2005, (b) 2,397,229 Common Shares to be issued upon conversion of the principal amount of the AV VIII Convertible Notes, and (c) an aggregate of 32,437 Common Shares issued on January 3, 2006 by the Issuer to AV VIII in payment of a portion of the accrued interest under the AV Convertible Notes.

CUSIP NO. 81788Q 10 0

Item 2.	Identity and Background

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Common Shares, no par value (“Common Shares”), of 724 Solutions Inc., a Canadian corporation with a principal executive office at 1221 State Street, Suite 200, Santa Barbara, CA 93101 (the “Issuer”).  This Amendment No. 2 amends the initial statement on Schedule 13D filed by the Reporting Persons on May 24, 2004, as amended by that Amendment No. 1 to Schedule 13D filed July 12, 2004 (as so amended, the “Schedule 13D”).  The Reporting Persons are filing this Amendment No. 2 to (i) report that on February 27, 2006, Austin Ventures, LP, an affiliate of the Reporting Persons, delivered to the board of directors of the Issuer a letter, dated as of such date, setting forth a proposal by Austin Ventures, LP, through investment funds affiliated therewith, to potentially acquire the entire equity interests of the Issuer not currently held by the Reporting Persons and (ii) reflect a change in the number of Common Shares held by the Reporting Persons as a result of the Issuer’s payment of a portion of the accrued interest on the Notes through the issuance of Common Shares to certain of the Reporting Persons on January 1, 2005 and January 3, 2006.

Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 is hereby amended in its entirety to read as follows:

On May 14, 2004, AV VI, AV VI A and AV VIII (collectively, the “Lenders”) entered into a Secured Convertible Note Purchase Agreement (the “Agreement”) with the Issuer which provides, among other things, that the Issuer will sell, and the Lenders will purchase, secured convertible promissory notes (the “Notes”) in two tranches having an aggregate principal value of up to Eight Million Dollars and NO/100 (US$8,000,000.00) (the “Debt”) on the terms and conditions set forth in the Agreement and in the Notes. The Lenders funded $3,044,641.95 in the first tranche on May 14, 2004 (“First Closing”) and an additional $4,955,358.05 in the second tranche on June 29, 2004 (“Second Closing”). The Notes are convertible at any time at the option of the Lenders into the Issuer’s Common Shares, at a conversion price of $3.07 per share, subject to certain adjustments as set forth in the Agreement and the Notes. The Notes have a 3-year term ending on May 14, 2007 and accrue interest at a quarterly rate of 2.5%, compounded quarterly. Accrued interest on the Notes may be payable, at the option of the Issuer, in cash or in Common Shares following shareholder approval. The resulting Common Shares carry certain registration and other rights. Payment under the Notes will be accelerated in the event of a default, including the insolvency or bankruptcy of the Issuer, the Issuer’s failure to pay its obligations under the Notes when due, the default in the observance or performance of any of the conditions, covenants or agreements of the Issuer or any of its subsidiaries set forth in the Agreement and certain collateral agreements, the material breach of any representation or warranty made by the Issuer or any of its subsidiaries in the Agreement or any of the collateral agreements, among other things, as described in the Agreement. As a result of the First Closing and Second Closing, 2,605,861 Common Shares may be issued upon conversion of the principal amounts of the Notes (the “Stockholder Shares”).

On January 1, 2005, the Issuer issued the Lenders a total of 33,549 Common Shares in payment of accrued interest on the Notes, and on January 3, 2006, the Issuer issued the Lenders a total of 35,259 Common Shares in payment of accrued interest on the Notes (collectively, the “Interest Payment Shares”).  A total of 296,234 Common Shares are issuable upon conversion of the unpaid interest accrued under the Notes as of the date hereof (which interest the Issuer has the option of paying in cash)

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On February 27, 2006, Austin Ventures, LP, an affiliate of the Reporting Persons, delivered to the board of directors of the Issuer a letter, dated as of such date, setting forth a proposal by Austin Ventures, LP, through investment funds affiliated therewith, to potentially acquire the entire equity interests of the Issuer not currently held by the Reporting Persons.  A copy of the letter is attached hereto as Exhibit 9.1 and incorporated herein by reference.  A copy of Austin Ventures, LP’s press release announcing such proposal is attached hereto as Exhibit 9.2.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby restated in its entirety to read as follows:

a) – b) – c)

AV VI: Prior to acquiring its portion of the Notes, AV VI could be deemed to beneficially own 465,942 Common Shares representing approximately 8.1% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After acquiring its portion of the Notes and following the issuance of its portion of the Interest Payment Shares, AV VI can be deemed to beneficially own 674,225 Common Shares representing approximately 10.8% of the Common Shares deemed issued and outstanding upon conversion of the aggregate principal amount AV VI’s portion of the Notes. Except as set forth in this Statement, AV VI has not effected any transactions in the Common Shares during the past 60 days.

AV VI A: Prior to acquiring its portion of the Notes, AV VI A could be deemed to beneficially own 13,104 common shares representing approximately 0.2% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After acquiring its portion of the Notes and following the issuance of its portion of the Interest Payment Shares, AV VI A can be deemed to beneficially own 18,960 Common Shares representing approximately 0.3% of the Common Shares deemed issued and outstanding upon conversion of the aggregate principal amount of AV VI A’s portion of the Notes. Except as set forth in this Statement, AV VI A has not effected any transactions in the Common Shares during the past 60 days.

AVP VI: Prior to the Lenders acquiring the Notes, AVP VI could be deemed to beneficially own 479,046 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After the Lenders acquired the Notes and following the issuance of the Interest Payment Shares, AVP VI can be deemed to beneficially own 693,185 Common Shares representing approximately 11.1% of the Common Shares deemed issued and outstanding upon conversion of the aggregate principal amounts of AV VI’s and AV VI A’s portions of the Notes. Except as set forth in this Statement, AVP VI has not effected any transactions in the Common Shares during the past 60 days.

AV VIII: Prior to acquiring its portion of the Notes, AV VIII did not beneficially own any Common Shares. After acquiring its portion of the Notes and following the issuance of its portion of the Interest Payment Shares, AV VIII can be deemed to beneficially own 2,397,229 Common Shares representing approximately 29.1% of the Common Shares deemed issued and outstanding upon conversion of the aggregate principal amount of AV VIII’s portion of the Notes. Except as set forth in this Statement, AV VIII has not effected any transactions in the Common Shares during the past 60 days.

AVP VIII: Prior to the Lenders acquiring the Notes, AVP VIII did not beneficially own any Common Shares. After AV VIII acquired its portion of the Notes and following the issuance of AVP III’s portion of the Interest Payment Shares, AVP VIII can be deemed to beneficially own 2,397,229 Common Shares representing approximately 29.1% of the Common Shares deemed issued and outstanding upon conversion of the aggregate principal amount of AV VIII’s portion of the Notes. Except as set forth in this Statement, AVP VIII has not effected any transactions in the Common Shares during the past 60 days.

Aragona: Prior to the Lenders acquiring the Notes, Aragona could be deemed to beneficially own 481,546 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After the Lenders acquired the Notes, following the issuance of the Interest Payment Shares and upon receipt of stock options exercisable in the next 60 days to purchase a total of 5,000 shares, Aragona can be deemed to beneficially own 3,158,715 Common Shares representing approximately 36.3% of the Common Shares deemed issued and outstanding upon conversion of the principal amounts of the Notes. Except as set forth in this Statement, Aragona has not effected any transactions in the Common Shares during the past 60 days.

DeAngelis: Prior to the Lenders acquiring the Notes, DeAngelis could be deemed to beneficially own 479,162 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After the Lenders acquired the Notes and following the issuance of the Interest Payment Shares, DeAngelis can be deemed to beneficially own 3,153,831 Common Shares representing approximately 36.3% of the Common Shares deemed issued and outstanding upon conversion of the principal amounts of the Notes. Except as set forth in this Statement, DeAngelis has not effected any transactions in the Common Shares during the past 60 days.

Garvey: Prior to the Lenders acquiring the Notes, Garvey could be deemed to beneficially own 479,096 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After Lenders acquired the Notes, following the issuance of the Interest Payment Shares and after providing for the additional shares issuable upon conversion of the interest currently outstanding and that will be due in the next 60 days on the Notes, Garvey can be deemed to beneficially own 693,185 Common Shares representing approximately 11.1% of the Common Shares deemed issued and outstanding upon conversion of the AV VI and AV VI A Convertible Notes. Except as set forth in this Statement, Garvey has not effected any transactions in the Common Shares during the past 60 days.

Olkkola: Prior to the Lenders acquiring the Notes, Olkkola could be deemed to beneficially own 479,107 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349.  After the Lenders acquired the Notes and following the issuance of the Interest Payment Shares, Olkkola can be deemed to beneficially own 3,153,761 Common Shares representing approximately 36.3% of the Common Shares deemed issued and outstanding upon conversion of the principal amounts of the Notes. Except as set forth in this Statement, Olkkola has not effected any transactions in the Common Shares during the past 60 days.

Pacitti: Prior to the Lenders acquiring the Notes, Pacitti could not be deemed to beneficially own any common shares. After Lenders acquired the Notes, following the issuance of the Interest Payment Shares and after providing for the additional shares issuable upon conversion of the interest currently outstanding and that will be due in the next 60 days on the Notes, Pacitti can be deemed to beneficially own 2,460,530 Common Shares representing approximately 29.1% of the Common Shares deemed issued and outstanding upon conversion of the AV VIII Convertible Notes. Except as set forth in this Statement, Pacitti has not effected any transactions in the Common Shares during the past 60 days.

Thornton: Prior to the Lenders acquiring the Notes, Thornton could be deemed to beneficially own 479,046 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After the Lenders acquired the Notes and following the issuance of the Interest Payment Shares, Thornton can be deemed to beneficially own 3,153,715 Common Shares representing approximately 36.3% of the Common Shares deemed issued and outstanding upon conversion of the principal amounts of the Notes. Except as set forth in this Statement, Thornton has not effected any transactions in the Common Shares during the past 60 days.

Wesner: Prior to the Lenders acquiring the Notes, Wesner could be deemed to beneficially own 479,046 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After the Lenders acquired the Notes and following the issuance of the Interest Payment Shares, Wesner can be deemed to beneficially own 3,153,715 Common Shares representing approximately 36.3% of the Common Shares deemed issued and outstanding upon conversion of the principal amounts of the Notes. Except as set forth in this Statement, Wesner has not effected any transactions in the Common Shares during the past 60 days.

On January 3, 2006, the Issuer issued the Lenders a total of 35,259 Common Shares in payment of accrued interest on the Notes.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the Common Shares of the Issuer other than shares directly held by such Reporting Person or to the extent such Reporting Person has any pecuniary interest in shares held by any other Reporting Person.

d) Except as set forth in this Statement, to the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stockholder Shares.

e) Not applicable.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented as follows:

EXHIBIT NO.	DESCRIPTION

9.1	Letter from Austin Ventures, LP to the Board of Directors of 724 Holdings, Inc. dated February 27, 2006

9.2	Press Release of Austin Ventures, LP dated February 27, 2006

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2006

AUSTIN VENTURES VI, L.P.		/s/ KEVIN KUNZ
By AV Partners VI, L.P. Its General Partner	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VI AFFILIATES FUND, L.P.		/s/ KEVIN KUNZ
By AV Partners VI, L.P. Its General Partner	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VIII, L.P.		/s/ KEVIN KUNZ
By: AV Partners VIII, L.P. Its General Partner	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VI, L.P.		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VIII, L.P.		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

JOSEPH C. ARAGONA		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

KENNETH P. DeANGELIS		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

JEFFERY C. GARVEY		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

EDWARD E. OLKKOLA		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

BLAINE F. WESNER		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact